Exhibit 2.3

SECURITIES EXCHANGE AGREEMENT

THIS AGREEMENT is made and entered into this 23rd day of August 2019, by and between ROLLING HILLS OIL & GAS, INC., a South Dakota corporation (“SELLER”), GEO ENHANCED TECHNOLOGIES, INC. a South Dakota corporation (“GEO”), and DEMAND BRANDS, INC., a Washington corporation (“DMAN” or “PURCHASER”).

In consideration of the mutual promises, covenants, representations and warranties contained herein, and other good and valuable consideration, and with the intent that, upon consummation of the transactions contemplated hereby, on the terms set forth herein, GEO shall become a wholly owned subsidiary of DMAN each of the parties hereto agrees as follows:

1.             EXCHANGE OF SECURITIES. Subject to the terms and conditions of this Agreement, DMAN agrees to transfer to SELLER, 100,000 (One Hundred Thousand) shares of DMAN’s Series A Preferred Stock in exchange for One Million (1,000,000) shares (100%) of the issued and outstanding Series A Preferred Stock of GEO (representing 99.9% of the total ownership) such that GEO shall become a majority-owned subsidiary of DMAN and SELLER shall own the controlling interest in DMAN. It is intended that the acquisition shall qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

2.             REPRESENTATIONS AND WARRANTIES OF DMAN. DMAN represents and warrants, as a necessary and preliminary condition to this Transaction, the following:

(A)          Organization. DMAN is a corporation duly organized, validly existing, and in good standing under the laws of the State of Washington, and has all necessary corporate powers to enter into contracts, own properties and otherwise conduct business. All actions taken by the incorporators, directors, officers and shareholders of DMAN have been valid and in accordance with the laws of the State of Washington.

(B)           Capital. The authorized capital stock of DMAN consists of 500,000,000 shares authorized, $0.0001 par value. Immediately prior to Closing, there will be a total of approximately 411,424,670 shares of common stock, 5,000,000 shares of Series A Preferred Stock, 5,000,000 shares of Series C Preferred Stock issued and 363 shares of Series B Preferred Stock issued and outstanding. Upon the closing of this transaction, and with the surrender and issuance of the shares contemplated herein, there will be a total of approximately 411,424,670 shares of common stock, 100,000 shares of Series A Preferred Stock, -0- shares of Series C Preferred Stock, and 163 shares of Series B Preferred Stock issued and outstanding. All such outstanding shares are, as of the date hereof, and at Closing, fully paid and non-assessable, free of all liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. Other than as provided herein, there are not now, and at Closing there will not be, any outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating DMAN to issue or to transfer from treasury any additional shares of its capital stock, unless otherwise set forth in the DMAN’s reports filed with OTC Markets and/or the SEC. None of the outstanding shares of DMAN are subject to any stock restriction agreements, irrevocable proxies or voting trust agreements.

(C)           OTC Markets Listing. On the closing date the shares of Common Stock of DMAN shall be quoted on the OTC Markets or such other exchange as may be agreed in writing, with all its required OTC filings current.

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(D)           Ability to Carry Out Obligations. DMAN has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by DMAN and the performance by DMAN of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which DMAN or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause DMAN to be liable to any party, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of DMAN or upon the securities of DMAN to be acquired by the members of GEO.

(E)           Full Disclosure. None of representations and warranties made by the DMAN, contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading under the circumstances by which it was made.

(F)           Business of the DMAN. The business of the DMAN shall continue to be conducted in its ordinary course.

(G)           Compliance with Laws. To the best of its knowledge, DMAN has substantially complied with, and is not in material violation of any federal, state, or local statute, law, rule and/or regulation.

(H)           Litigation. DMAN is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best knowledge of DMAN, there is no basis for any such action or proceeding and no such action or proceeding is threatened against DMAN. DMAN is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

(I)            Conduct of Business. Prior to the closing, DMAN shall not:

(i)	sell, pledge, or assign any assets
(ii)	amend its Articles of Incorporation or Bylaws, except as required hereby
(iii)	issue any other series of preferred shares except for the Series A shares to be issued pursuant hereto.

(J)            Corporate Documents. Copies of each of the following documents of DMAN connected to this Agreement, which are true complete and correct in all material respects, have been delivered to SELLER or shall be delivered prior to Closing:

(i)	Articles of Incorporation;
(ii)	Bylaws
(iii)	file stamped preferred designation
(iv)	Minutes of Shareholders Meetings
(v)	Minutes of Directors Meetings
(vi)	Consents signed in lieu or meetings of Shareholders
(vii)	Consents signed in lieu of meetings of Directors

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(K)          Financial and Share Issuance or Transfer Records. Copies of all original books of entry and other supporting records, if any should exist, that reflect or contain information pertaining to the financial condition and transactions of DMAN have been delivered to SELLER or shall be delivered prior to Closing, including, but not by way of limitation:

(i)	General Ledger
(ii)	Cash receipts and disbursements journal
(iii)	Bank records, including statements and canceled items
(iv)	Copies of any financial statements provided to lenders
(v)	Share Ledger, to the extent not maintained by Transfer Agent
(vi)	Subscription Agreements
(vii)	Conversion notices regarding any notes or preferred shares
(viii)	Notes payable
(ix)	Preferred stock certificates of designation and issuance resolutions
(x)	Financial statements, OTC disclosure statements, and SEC filings over prior two fiscal years in Word format that are not publicly available via OTC Markets.com
(xi)	OTC passwords and login information, CIK, CCC numbers

(L)           Material Contracts. Copies of all material contracts to which the DMAN was a party, guarantor or otherwise obliged, from a period beginning July 24, 2018, to and including the date of Closing have been delivered to SELLER or shall be delivered prior to Closing.

(M)          Validity of Documents. All referenced Corporate Documents, consents or other materials pertaining to DMAN to be delivered at or prior to closing shall be valid and in accordance with the laws of the State of Delaware.

(N)           Title to Shares. Except as discussed herein, the shares to be issued pursuant to this Agreement will be, at closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind. None of such shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares and, except as provided in this Agreement, DMAN is not a party to any agreement which offers or grants to any person the right to purchase or acquire any securities of DMAN, except as disclosed in its OTCIQ/ARS or SEC Reports. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the shares, impair, restrict or delay any voting rights with respect to the shares.

3.             REPRESENTATIONS AND WARRANTIES OF SELLER. SELLER represents and warrants to DMAN, as a necessary and preliminary condition to this Transaction, the following:

(A)          Organization. GEO is a company duly organized, validly existing, and in good standing under the laws of South Dakota and has all the necessary corporate powers to own properties, enter into contracts and otherwise conduct business.

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(B)           Capital. The authorized capital of GEO consists of 500,000,000 shares of common stock, 200,000,000 shares of series A preferred stock, and 100,000,000 shares of series B preferred stock, of which 35,000 shares of common stock and 1,000,000 shares of series A are issued and outstanding as set forth on Schedule 3(B), hereto. All such outstanding interests are, as of the date hereof, and at Closing, fully paid and non-assessable, free of all liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. Other than as proved herein, there are not now, and at Closing, there will not be, any outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating GEO to issue or to transfer from treasury any additional interests of its capital stock. None of the outstanding interests of GEO are subject to any stock restriction agreements.

(C)           Ability to Carry Out Obligations. SELER has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by SELLER and the performance by SELLER of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which SELLER or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause SELLER to be liable to any party, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of GEO or upon the securities of GEO to be acquired by DMAN.

(E)           Full Disclosure. None of representations and warranties made by SELLER, contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading under the circumstances by which it was made.

(F)           Business of GEO. The business of GEO shall continue to be conducted in its ordinary course.

(G)           Compliance with Laws. To the best of its knowledge, GEO has substantially complied with, and is not in material violation of any federal, state, or local statute, law, rule and/or regulation.

(H)           Litigation. GEO is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best knowledge of SELLER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against GEO. GEO is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

(I)            Conduct of Business. Prior to the closing, GEO shall not:

(i)	sell, pledge, or assign any assets
(ii)	amend its Articles of Incorporation or Bylaws,
(iii)	declare dividends, redeem or sell stock or other securities,
(iv)	incur any liabilities,
(v)	acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or
(vi)	enter into any other transaction.

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(J)            Corporate Documents. Copies of each of the following documents of GEO, which are true complete and correct in all material respects, have been delivered to DMAN or shall be delivered prior to Closing:

1.1.1	Articles of Incorporation;
1.1.2	Bylaws;
1.1.3	Minutes of Shareholders Meetings; and
1.1.4	Minutes of Directors Meetings.
1.1.5	Consents signed in lieu or meetings of Shareholders
1.1.6	Consents signed in lieu of meetings of Directors
1.1.7	Financial statements for the year ending December 31, 2018 and the six-month period ending June 30, 2019.

(K)           Audit and Up listing. Within One (1 year from the date of this Agreement GEO represents and warrants that it shall have completed audited financial statements of its business activities in accordance with GAAP and PCAOB standards and shall apply for an up listing to the OTCQB Exchange or comparable Exchange.

4.             INVESTMENT INTENT. The shareholders of GEO are acquiring the shares of DMAN to be issued pursuant to this Agreement for their own account for the purpose of investment and not with any expectation, desire, or need for resale and not with the view toward distribution, resale, subdivision, or fractionalization of the shares to be acquired by him hereunder.

5.             DOCUMENTS TO BE DELIVERED AT CLOSING.

(A)          By DMAN:

(i)             Board of Directors Minutes authorizing a) filing of the amended Certificate of Designation concerning the Series A Preferred Stock with the Delaware Secretary of State; b) issuance of the shares of Series A Preferred Stock referenced herein; c) the Share Exchange between the pre-closing holders of the Series A Preferred Stock and the Company regarding sale of the Company’s interest in the pre-closing assets, liabilities, and operations of Demand Brands.; d) appointing Shannon Cravey to the Board of Directors effective as of the Closing Date; and e) the Share Exchange between the shareholders of GEO and DMAN providing for the issuance of the Series A Preferred Stock in exchange for stock in GEO.

(ii)            Certificate of Good Standing from Washington.

(iii)           Certificates representing 100,000 shares of DMAN Series A Preferred Stock, in the names and amounts as set forth in Exhibit A.

(iv)          Shareholder Consent signed by a majority of the voting interests of DMAN consenting to the Share Exchange.

(v)           All of the business and corporate records of DMAN, including but not limited to correspondence files, bank statements, income tax returns, checkbooks, savings account books, minutes of shareholder and directors’ meetings, financial statements, shareholder listings, stock transfer records, corporate seal, agreements and contracts, including all information set forth in Item 2 (K), herein.

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(vi)          Evidence that all shares of Series A and Series C Preferred Stock previously issued and outstanding, constituting 100% of the issued and outstanding shares of such series, have been surrendered to the Company as consideration for the delivery of 100% of the Company’s ownership in Demand Brands operations.

(vii)         Evidence that 200 shares of Series B Preferred Stock have been cancelled and/or otherwise extinguished.

(viii)         Evidence that the transfer agent has been fully paid and/or agreed to settlement terms.

(ix)           Certification that the Schedule of Liabilities attached hereto as Exhibit 5 (A)(ix) represent a true and materially accurate disclosure of all DMAN obligations assumed by GEO, and an indemnification by the prior officers of DMAN .

(x)            Executed lock up/leak out agreements between the remaining holders of Series B Preferred stock in manner and form consistent with Exhibit 5(A)(x)

(xi)           Resignation letters of all former officers and directors of DMAN.

(B)           By SELLER:

(i)             Delivery to DMAN of certificates representing 100% of the issued and outstanding Series A Preferred Stock of GEO.

(ii)            Vote of the owners and Board of Directors of GEO authorizing the transaction pursuant to this Agreement.

(iii)           Certificate of Good Standing from South Dakota.

(iv)           Executed employment agreement between DMAN/GEO and Craig Fischer

6.             CONDITIONS PRECEDENT TO CLOSING.

(A)          By DMAN:

DMAN’s obligations to carry out the terms of this Agreement and to complete its transactions contemplated under this Agreement are subject to the fulfillment to the satisfaction of DMAN of each of the following conditions at or prior to the Time of Closing:

(i)             Each of the shareholders and GEO (collectively, the “GEO Group”) shall have complied with all of their respective covenants and agreements contained in this Agreement; and

(ii)            The SELLER Group shall transfer, or will cause to be transferred, to DMAN one hundred percent (100%) of the issued and outstanding Series A Preferred GEO shares; and

(iii)           The representations and warranties of each of the SELLER Group contained in this Agreement or contained in any certificates or documents delivered by any of them pursuant to this Agreement shall be completely true as if such representations and warranties had been made as of the Time of Closing.

The conditions set forth above are for the exclusive benefit of DMAN and may be waived by DMAN in whole or in part at any time at or before the Time of Closing, as long as such conditions are waived in writing.

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(B)           By SELLER.

SELLER’s obligation to carry out the terms of this Agreement and to complete the transactions contemplated under this Agreement are subject to the fulfillment to SELLER’s satisfaction of each of the following conditions at or prior to the Time of Closing:

(i)             DMAN shall have complied with all of its covenants and agreements contained in this Agreement; and

(ii)            The representations and warranties of DMAN contained in this Agreement or contained in any certificates or documents delivered by it pursuant to this Agreement shall be completely true and correct in all material respects as if such representations and warranties had been made by DMAN as of the Closing Date;

(iii)           DMAN shall have satisfied its obligations to the transfer agent and be in “good standing” in the state of Delaware;

(iv)           At Closing, the current Board of Directors of DMAN shall appoint such director nominees as may be designated by SELLER to fill vacancies on the Board of Directors of DMAN, and, thereafter, the current directors of DMAN shall resign. In addition, at closing all officers of DMAN shall tender their resignations to the Board of Directors, and new officers of DMAN shall be appointed by the newly appointed Board of Directors of DMAN. All such director and officer resignations shall be disclosed to OTCMarkets.com and the SEC if and as required.

(v)           All documents required under Item 5(A) have been furnished to SELLER and to SELLER’s satisfaction.

The conditions set forth above are for the exclusive benefit of SELLER and may be waived by SELLER in whole or in part at or before the Time of Closing, as long as such conditions are waived in writing.

8.       MISCELLANEOUS PROVISIONS.

(A)           Expenses. Each party shall bear all of the legal, accounting and other costs and expenses incurred by it in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(B)           Further Assurances. From and after the date of this Agreement, each of the parties shall cooperate with one another, shall do and perform such actions and things, and shall execute and deliver such documents and instruments, as may be reasonable and necessary to effectuate the purposes and intents of this Agreement, including adding a person designated by GEO to any and all bank accounts of DMAN. This Section shall survive closing.

(C)           Governing Law. This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Texas. If any action is brought between the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues related to this Agreement or otherwise, the parties irrevocably waive their right to a trial by jury. Exclusive jurisdiction and venue for any such action shall be the State Courts of Texas. In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorney fees at trial and all appellate levels.

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(D)           Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and arrangements, both oral and written, between the parties with respect to such subject matter. This Agreement may not be amended or modified in any manner, except by a written instrument executed by each of the parties hereto.

(E)           Benefits; Binding Effect. This Agreement shall be for the benefit of, and shall be binding upon, the parties and their respective successors and assigns.

(F)           No Waivers. The waiver by either party of a breach or violation of any provision of this Agreement by the other party shall not operate nor be construed as a waiver of any subsequent breach or violation. The waiver by either party to exercise any right or remedy it may possess shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation.

(G)           Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of any or all of the provisions hereof.

(H)           Counterparts; Telecopier. This Agreement may be executed in any number of counterparts and by the separate parties in separate counterparts, and via telecopier, each of which shall be deemed to constitute an original and all of which shall be deemed to constitute the one and the same instrument.

(I)            Due Diligence Investigation. Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction.

(J)            Brokers' or Finder's Fees. Each party is unaware of any claims for brokers' fees, or finders' fees, or other commissions or fees, by any person not disclosed to the other, which would become, if valid, an obligation of either company.

(K)           The parties acknowledge that both they and their counsel have been provided ample opportunity to review and revise this agreement and that the normal rule of construction shall not be applied to cause the resolution of any ambiguities against any party presumptively.

(L)            Termination. The Plan of exchange may be terminated by written notice, at any time prior to closing, (i) by mutual consent, (ii) by either party during the due diligence phase, (iii) by either party, in the event that the transaction represented by the anticipated Plan of exchange has not been implemented and approved by the proper governmental authorities 60 days from the date of this Agreement, or (v) by either party in the event that a condition of closing is not met by July 31, 2018. In the event that termination of the Plan of exchange by either or both, as provided above, the Plan of exchange shall forthwith become void and there shall be no liability on the part of either party or their respective officers and directors.

SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF, each of the undersigned has executed and delivered this Agreement on the date first written above.

DEMAND BRANDS, INC.	ROLLING HILLS OIL & GAS, INC.

By: /s/ Bruce Hannan	By: /s/ Kenneth Wiedrich
Bruce Hannan President	Kenneth Wiedrich, President

GEOENHANCED TECHNOLOGIES

By: /s/ Craig Fischer
Craig Fischer, President

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